SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           Schedule 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*

                   (CORRECTED YEAR-END FILING)

                          PARTNERRE LTD.
             _______________________________________
                         (Name of Issuer)


                          Common Stock
             _______________________________________
                  (Title of Class of Securities)


                           G6852T105
             _______________________________________
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                 (Continued on following page(s))
                        Page 1 of 6 Pages

                   (CORRECTED YEAR-END FILING)

CUSIP NO. G6852T105            13G       Page 2 of 6 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    T. ROWE PRICE ASSOCIATES, INC.
    52-0556948

2   Check the Appropriate Box if a Member of a Group*

                                                      (a) ____
    NOT APPLICABLE                                    (b) ____

3   SEC Use Only

    ______________________________

4   Citizenship or Place of Organization

    MARYLAND

Number of     5  Sole Voting Power
    **
Shares           570,727

Beneficially  6  Shared Voting Power
    **
Owned By Each    NONE

Reporting     7  Sole Dispositive Power
    **
Person           4,334,526

With          8  Shared Dispositive Power

	         NONE

9   Aggregate Amount Beneficially Owned by Each Reporting Person

    4,334,526

10  Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares*

    NOT APPLICABLE

11  Percent of Class Represented by Amount in Row 9

    9.0%

12  Type of Reporting Person*

    IA
               *SEE INSTRUCTION BEFORE FILLING OUT!
         **Any shares reported in Items 5 and 6 are also
                       reported in Item 7.

SCHEDULE 13G
PAGE 3 OF 6

Item 1(a)     Name of Issuer:

    Reference is made to page 1 of this Schedule 13G

Item 1(b)     Address of Issuer's Principal Executive Offices:

    106 Pitts Bay Road, Pembroke, Ber (Bermuda) HM08

Item 2(a)     Name of Person(s) Filing:

    (1)  T. Rowe Price Associates, Inc. ("Price
         Associates")

    (2)  ___________________________________

_____ Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this
         Schedule 13G is being filed on behalf of each of them.

Item 2(b)     Address of Principal Business Office:

    100 E. Pratt Street, Baltimore, Maryland 21202

Item 2(c)     Citizenship or Place of Organization:

    (1)  Maryland

    (2)  ___________________________________

Item 2(d)     Title of Class of Securities:

    Reference is made to page 1 of this Schedule 13G

Item 2(e)     CUSIP Number: G6852T105

Item 3   The person filing this Schedule 13G is an:

  X	 Investment Adviser registered under Section 203 of the
   	 Investment Advisers Act of 1940

_____    Investment Company registered under Section 8 of the
         Investment Company Act of 1940

CUSIP 055482103
PAGE 4 OF 6

Item 4   Ownership  			               Deemed
                             			    Outstanding
                             			       And
                            			   Beneficially
        		        Units             Owned Directly
           		       Deemed               Subject to
             		     Beneficially           Warrants &
              		       Owned                Conversion
           		      Directly              Privileges         Total
            		    ____________           ______________      _______

(1) WITH RESPECT TO
    PRICE ASSOCIATES
    (includes shares
    reported in
    (2) below):

    (a)Amount
       Beneficially
       Owned . . . . . .      3,802,861               531,665        4,334,426

    (b)Percent of
       Class                . . . . . . . . . . . . . . . . . . . . . .   9.0%

    (c)Number of
       units as
       to which
       such
       person has: . . .

           (i)*sole power
              to vote or
              to direct
              the vote . . .    570,727                 -0-            570,727

          (ii)*shared power
              to vote or
              to direct
              the vote . . .      -0-                   -0-              -0-

         (iii)*sole power
              to dispose or
              to direct the
              disposition
              of . . . . .    3,802,861               531,665        4,334,526

          (iv)*shared power
              to dispose or
              to direct the
              disposition
              of . . . . .        -0-                   -0-              -0-

SCHEDULE 13G
PAGE 5 OF 6

Item 5    Ownership of Five Percent or Less of a Class.

  X 	  Not Applicable.

_____	  This statement is being filed to report the fact that, as
      	  of the date of this report, the reporting person(s) has
      	  (have) ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6    Ownership of More than Five Percent on Behalf of Another
          Person

    (1) Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

      The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time.

      Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.

    (2) With respect to securities owned by any one of the T. Rowe Price Funds, only State Street Bank and Trust Company, as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

	  Not Applicable.

Item 8    Identification and Classification of Members of the Group.

	  Not Applicable.

SCHEDULE 13G
PAGE 6 OF 6

Item 9  Notice of Dissolution of Group.

	Not Applicable.

Item 10 Certification.

	 By signing below I (we) certify that, to the best of my
  	 (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of this Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

                            Signature.

	 After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.

         Dated: March 12, 1998


         T. ROWE PRICE ASSOCIATES, INC.


         By: ____________________________________
             Henry H. Hopkins, Managing Director




Note: This Schedule 13G, including all exhibits, must be filed with the Securities and Exchange Commission, and a copy hereof must be sent to the issuer by registered or certified mail not later than February 14th following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

12/31/97

                   (CORRECTED YEAR-END FILING)